 Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

December 9, 2010

              NR 10-20

ANIMAS ANNOUNCES GOLDEN ARROW DRILLING RESULTS

Animas Resources Ltd (TSX.V:ANI)  Animas Resources Ltd. reports our gold and multi-element analytical results for a 16 drill-hole exploration program completed at the Golden Arrow gold-silver prospect Nevada.  No intervals of substantial gold mineralization were encountered, but several holes encountered anomalous gold and pathfinder element enrichments in strongly-altered volcanic rock that must be interpreted within the larger geological setting:

The only two multi-sample gold Intervals over 1 gram per tonne gold (g/t Au):  in the 14,185 feet of drilling are:

Hole Number	From (feet)	To (feet)	Interval (feet)	g/t Au
GA10-338	335	365	30	1.98
Incl.	335	345	10	5.91
GA10-344	410	418	8	2.22

(these intercepts are observed to be a limonite‐bearing fracture zones)

A Technical Report on the Golden Arrow Project dated June 9, 2010 can be found on Sedar at www.sedar.com or on the Company’s website at www.animasresources.com.  The resource estimate in the Technical Report uses a variable cut-off grade of 0.010 ounces per ton (opt) gold for oxide material and 0.015 opt gold for non-oxidized material and consists of:

•

A measured and indicated resource of 12,172,000 tons with an average grade of 0.024 opt Au, and an average silver grade of 0.33 opt Ag containing 296,500 ounces of gold and 4,008,800 ounces of silver.

•

An inferred resource of 3,790,000 tons at an average grade of 0.013 opt Au, and an average grade of 0.33 opt Ag containing 50,400 ounces of gold and 1,249,000 ounces of silver.

The objective of the 2010 drill program was to augment this defined resource through discovery of additional new centers of mineralization.  Exploration drill holes were widely-spaced over an area of approximately 2 square miles (see locations on accompanying map).   The drilling program was comprised of four diamond core holes totaling 3,785 feet and ten reverse-circulation drill holes totaling 10,400 feet.  Analytical work was done by American Assay Laboratories Inc, of Sparks Nevada. Completion of the drilling program satisfies the work commitment of Animas to Nevada Sunrise Gold Corporation.  Preparation of final technical reports will involve integrated interpretation of drill-hole geology and geochemistry in the context of the district geological setting.

GOLDEN ARROW 2010 DRILLING
N
W
E
S
GA10-341
GA10-340
GA10-339
GA10-353
Hidden Hill Resource
GA10-349
GA10-350
Gold Coin Resource
GA10-338
GA10-343
GA10-344
GA10-342
GA10-351
GA10-347
GA10-345
GA10-346
GA10-348
GA10-352
0
0.5
1
kilometers
NEVADA
Golden Arrow

Gregory E. McKelvey, President of Animas Resources Ltd. commented: “The program adequately and effectively tested a number of areas for large-scale disseminated gold mineralization and targets similar to the known deposits at Gold Coin and Hidden Hill.  We continue to look to acquire high quality targets that have large deposit potential that our exploration teams can quickly and efficiently identify and effectively test.”

Animas has received considerable interest in both the gold resources and the molybdenum potential it’s Santa Gertrudis property in Sonora Mexico.  Several substantial and producing companies are taking a close look at the data and property.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.  Golden Arrow and Kinsley Mountain are the most recent additions to the Animas exploration property portfolio.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

____________________

Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected